SFI INTERNATIONAL LLC STATEMENT OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities	
Net Loss	$ (39,813)
Net Changes in Operating Assets and Liabilities:	
Prepaid Expenses	165
Accounts Payable	(152)
Accrued Expenses	1,200
Net Cash Used for Operating Activities	(38,600)
Cash Flows from Financing Activities	
Member Contributions	35,000
Net Cash Provided by Financing Activities	35,000
Net Decrease in Cash	(3,600)
Cash, beginning of year	32,533
Cash, end of year	$ 28,933

The accompanying notes are an integral part of these financial statements.